Mail Stop 3561

October 7, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gary Rasmussen
Chief Executive Officer
Global Entertainment Holdings, Inc.
2375 E. Tropicana Avenue, Suite 8-259
Las Vegas, Nevada 89119

      Re: **Global Entertainment Holdings, Inc.**
              Form 8-K filed August 24, 2009
              Form 8-K filed September 29, 2009
              Form 8-K filed October 6, 2009
              File No. 0-49679

Dear Mr. Rasmussen:

We have completed our review of your Forms 8-K noted above and do not, at this time, have any further comments.

           Sincerely,

           Effie Simpson
           Staff Accountant